Exhibit 99

November 2, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform you that Mr. Sanjay D’Souza has superannuated from the services of the Bank with effect from the close of business hours on October 31, 2026 and has accordingly ceased to be the Group Head – Business Banking, Emerging & Micro Enterprises Group and a Senior Management Personnel of the Bank.

During his association with the Bank for nearly 27 years, Mr. Sanjay D’Souza was one of the key architects of the Bank’s SME business, contributing significantly across both Credit and Business. Under his leadership, the Bank established a strong leadership position in this space. The Bank would like to place on record its sincere appreciation for the dedicated services provided by Mr. Sanjay D’Souza.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight